

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

April 28, 2009

Via U.S. Mail and facsimile to (831) 429-8095

Mr. Ken Kannappan
Chief Executive Officer
Plantronics, Inc.
345 Encinal Street
Santa Cruz, California 95060

> **Re: Plantronics, Inc.**
> **Form 10-K for the fiscal year ended March 29, 2008**
> **Filed May 27, 2008**
> **File No. 001-12696**

Dear Mr. Kannappan:

We have reviewed your letter submitted on April 15, 2009 in response to our comment letter dated April 2, 2009, and we have the following comments. Please respond to our comments within 10 business days or tell us by that time when you will provide us with a response. We welcome any questions you may have about our comments or any other aspect of our review.

Form 10-K for the fiscal year ended March 29, 2008

Definitive Proxy Statement incorporated by reference into Part III of the Form 10-K

Compensation Discussion and Analysis, page 34

Market Reference and Compensation Consultant, page 36

1.   We note your response to comment 1. With regard to base pay, your response suggests that you used the Radford Executive Compensation Survey, Mercer's US Benchmark Database, and Mercer's Global Disclosure Database as general points of comparison when setting your CEO's base pay. However, the language in the fourth paragraph on page 40, through the use of "Consequently," suggests that you used the compensation surveys to set your CEO's base pay. In future filings, please clarify and explain in detail the role that compensation surveys play in setting specific elements of compensation for your NEOs.

2.   Further, with regard to the amount of Long Term Equity Incentives awarded to
        your CEO, it appears you benchmarked this element of compensation because
        you aimed to set your CEO's Long Term Equity Incentives at the median value of
        long term incentive compensation produced from the two Mercer surveys. The
        two Mercer surveys indicated that the approximate median value of such
        compensation was $1,000,000 and, based on this data, the Compensation
        Committee awarded your CEO approximately $1,000,000 in Long Term Equity
        Incentives. If you do not believe this constitutes benchmarking, please provide
        more discussion and clarify how you used the two Mercer surveys.

Variable Pay Programs, page 37

3.   We note your response to Comment 2 and are unable to agree. We continue to
        believe that disclosure of your Market Share and Non-GAAP Operating Income
        performance targets are required. With regard to your Market Share performance
        target, please provide more analysis on how a disclosure of your past year's
        Market Share would provide your competitors with significant visibility into your
        plans and priorities such as your plans for growth, allocation of resources, and
        potential changes in business direction. We also note your statement that "Market
        Share tends to change slowly and our goals in this regard have tended to be
        similar from year to year." In light of this statement, please also disclose in future
        filings why Market Share is a performance motivator.

4.   In the third paragraph of your response to Comment 2, you discuss product line
        profitability. Please explain whether this language refers to the Non-GAAP
        Operating Income performance target. Also, please provide more analysis and
        explanation on how the details of product line profitability or the Non-GAAP
        Operating Income performance target will lead to the inferences that you mention.
        Further, please address how the inferences drawn from your product line
        profitability or Non-GAAP Operating Income performance target would be
        different from inferences that are drawn from your other public disclosures such
        as your press releases or analyst calls.

                                        *   *   *   *

        Please respond to these comments within 10 business days of the date of this
letter or tell us when you will provide us with a response. Please furnish a letter that keys
your responses to our comments and provides any requested information. Detailed letters
greatly facilitate our review. Please file your letter over EDGAR. Please understand that
we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its

management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filings;

- The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Ajay Koduri, Attorney-Adviser, at (202) 551-3310 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director